SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)
____________________________

Western Gas Equity Partners, LP
(Name of Issuer)
_____________________________
Common Units Representing Limited Partner Interests
(Title of Class of Securities)

95825R 103
(CUSIP Number)

Philip H. Peacock 1201 Lake Robbins Drive The Woodlands, Texas 77380-1046 (832) 636-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2018
(Date of Event Which Requires Filing of This Statement)
_____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 95825R 103

1	Name of Reporting Person Anadarko Petroleum Corporation
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 170,380,161 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 170,380,161 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 170,380,161 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.8%*
14	Type of Reporting Person HC; CO

* The calculation is based on a total of 218,937,797 common units outstanding as of October 29, 2018.

CUSIP NO. 95825R 103

1	Name of Reporting Person Western Gas Resources, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 170,380,161 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 170,380,161 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 170,380,161 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.8%*
14	Type of Reporting Person HC; CO

* The calculation is based on a total of 218,937,797 common units outstanding as of October 29, 2018.

CUSIP NO. 95825R 103

AMENDMENT NO. 4 TO SCHEDULE 13D
This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on December 12, 2012 (as amended prior to this Amendment and, where applicable, as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests of Western Gas Equity Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Agreement filed as Exhibit A to the Schedule 13D. This Amendment is being filed to disclose the Agreement (as defined below) to which Anadarko and the Issuer, among others, became parties on November 7, 2018.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and supplemented by replacing Schedule I thereto with Schedule I hereto.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Persons’ business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.
The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a)
On November 8, 2018, the Issuer announced that it had entered into a Contribution Agreement and Agreement and Plan of Merger (the “Agreement”), dated as of November 7, 2018, by and among Anadarko, Anadarko E&P Onshore LLC, a Delaware limited liability company (“AE&P”), the Issuer, Western Gas Equity Holdings, LLC, a Delaware limited liability company (“WGP GP”), Western Gas Partners, LP, a Delaware limited partnership (“WES”), Western Gas Holdings, LLC, a Delaware limited liability company (“WES GP”), Clarity Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), WGR Asset Holding Company LLC, a Delaware limited liability company (“WGRAH”), WGR Operating, LP, a Delaware limited partnership (“WGRO”), Kerr-McGee Gathering LLC, a Colorado limited liability company (“KMGG”), Kerr-McGee Worldwide Corporation, a Delaware corporation (“KWC”), APC Midstream Holdings, LLC, a Delaware limited liability company (“AMH”), and Delaware Basin Midstream, LLC, a Delaware limited liability company (“DBM”). AE&P and WGRAH, each a subsidiary of Anadarko, are referred to herein as the “Contributing Parties” and individually as a “Contributing Party.” WGRO, KMGG and DBM, each a subsidiary of WES, and WES are referred to herein as the “Recipient Parties” and individually as a “Recipient Party.” Anadarko and KWC are parties to the Agreement for the limited purposes set forth in certain sections thereof and are parties to the Agreement solely to that extent.
The Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into WES, with WES continuing as the surviving entity (the “Merger”). Pursuant to the Agreement, at the time of the Merger (the “Effective Time”), each WES common unit (each a “WES Common Unit”) issued and outstanding immediately prior to the Merger (other than 50,132,046 WES Common Units or other WES Common Units or general partner units owned by the Issuer or subsidiaries of the Issuer and 6,375,284 WES Common Units owned by WGRAH) will be converted into the right to receive 1.525 common units.
The Agreement further provides that, immediately prior to the Effective Time and pursuant to the terms and conditions of the Agreement, (a) the Contributing Parties shall contribute all of their interests in each of Anadarko Wattenberg Oil Complex LLC, Anadarko DJ Oil Pipeline LLC, Anadarko DJ Gas Processing LLC, Wamsutter

CUSIP NO. 95825R 103

Pipeline LLC, DBM Oil Services, LLC, Anadarko Pecos Midstream LLC, Anadarko Mi Vida, LLC and APC Water Holdings 1 LLC to certain Recipient Parties in exchange for aggregate consideration of $1.814 billion in cash, minus the outstanding amount payable pursuant to an intercompany note to be assumed in connection with the transaction, and 45,760,201 WES Common Units (the “Contribution”), and (b) AMH shall sell to WES all of its interests in each of Saddlehorn Pipeline Company, LLC, a Delaware limited liability company, and Panola Pipeline Company, LLC, a Texas limited liability company, in exchange for aggregate consideration of $193.9 million in cash (the “Sale” and together with the Contribution and the Merger, the “Transactions”). In addition, immediately prior to the Effective Time, all outstanding Class C Units of WES shall be converted into WES Common Units on a one-for-one basis and WES and WES GP shall cause the conversion of the incentive distribution rights (“IDRs”) of WES and the conversion of the 2,583,068 general partner units held by WES GP into 105,624,704 WES Common Units and a non-economic general partner interest in WES.
The foregoing description of the Agreement and the Transactions is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit L hereto and incorporated by reference in its entirety to this Item 4.
(b)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(b).
(c)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(c).
(d)    None.
(e)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(e).
(f)    The information set forth in Item 4(a) is incorporated by reference into this Item 4(f).
(g)    None.
(h)    None.
(i)    None.
(j)     Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Partnership.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b) The aggregate number and percentage of common units beneficially owned by each Reporting Person (on the basis of a total of 218,937,797 common units issued and outstanding as of October 29, 2018) is as follows:
Anadarko

(a)	Amount beneficially owned: 170,380,161 common units Percentage: 77.8%

CUSIP NO. 95825R 103

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 170,380,161 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 170,380,161 common units
WGR

(a)	Amount beneficially owned: 170,380,161 common units Percentage: 77.8%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 170,380,161 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 170,380,161 common units

(c)	None of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the common units during the past 60 days.

(d)
The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of the Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.
This Amendment supplements Item 7 of the Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Schedule 13D.

Exhibit L
Contribution Agreement and Agreement and Plan of Merger, dated as of November 7, 2018, by and among Anadarko, AE&P, the Issuer, WGP GP, WES, WES GP, Merger Sub, WGRAH, WGRO, KMGG, KWC, AMH, and DBM (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35753) filed with the Commission on November 8, 2018 and incorporated herein in its entirety by reference).

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2018
ANADARKO PETROLEUM CORPORATION

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Title:	Vice President, Deputy General Counsel, Corporate Secretary and Chief Compliance Officer

WESTERN GAS RESOURCES, INC.

	By:	/s/ Philip H. Peacock
	Name:	Philip H. Peacock
	Title:	Vice President and Corporate Secretary

Schedule 1

Executive Officers of Anadarko Petroleum Corporation
Daniel E. Brown
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, U.S. Onshore Operations of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)

Robert G. Gwin
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, Finance and Chief Financial Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 100,000 (less than 1%)

Mitchell W. Ingram
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, International, Deepwater and Exploration of Anadarko Petroleum Corporation
Citizenship: UK
Amount Beneficially Owned: 0

Amanda M. McMillian
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President and General Counsel of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)

Robert K. Reeves
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President and Chief Administrative Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 9,000 (less than 1%)

R. A. Walker
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman, President and Chief Executive Officer of Anadarko Petroleum Corporation
Citizenship: USA
Amount Beneficially Owned: 9,900

Directors of Anadarko Petroleum Corporation
Anthony R. Chase
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of ChaseSource, L.P.
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)

1

David E. Constable
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Advisor, Cerberus Capital Management
Citizenship: USA
Amount Beneficially Owned: 0

H. Paulett Eberhart
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of HMS Ventures
Citizenship: USA
Amount Beneficially Owned: 0 (less than 1%)

Claire S. Farley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Vice Chair of Energy, KKR & Co. L.P.
Citizenship: USA
Amount Beneficially Owned: 0

Peter J. Fluor
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of Texas Crude Energy, LLC
Citizenship: USA
Amount Beneficially Owned: 61,118*
*Mr. Flour disclaims ownership of these units held by his spouse.

Joseph W. Gorder
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman, President and Chief Executive Officer of Valero Energy Corporation
Citizenship: USA
Amount Beneficially Owned: 0

John R. Gordon
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Managing Director of Deltec Asset Management LLC
Citizenship: USA
Amount Beneficially Owned: 0

Sean Gourley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chief Executive Officer of Primer Technologies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0

Mark C. McKinley
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Partner of MK Resources LLC
Citizenship: USA
Amount Beneficially Owned: 9,000

2

Eric D. Mullins
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Director and Co-Chief Executive Officer of Lime Rock Resources
Citizenship: USA
Amount Beneficially Owned: 0

R. A. Walker
(see above)

Executive Officers of Western Gas Resources, Inc.
Daniel E. Brown
President
(see above)

Robert G. Gwin
Executive Vice President and Chief Financial Officer
(see above)

Amanda M. McMillian
Executive Vice President
(see above)

Robert K. Reeves
Executive Vice President
(see above)

Directors of Western Gas Resources, Inc.
Daniel E. Brown
(see above)

Amanda M. McMillian
(see above)

Robert K. Reeves
(see above)

3